Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-1 of Glory Star New Media Group Holdings Limited (the “Company”) of our report dated March 29, 2021 (except for Notes 1 and 15, as to which the date is May 28, 2021), relating to the consolidated balance sheets of Glory Star New Media Group Holdings Limited and its subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, which report appears in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on March 29, 2021 and as amended on June 1, 2021. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Friedman LLP

New York, New York

June 1, 2021